CORRESP

May 1, 2009

Ms. Aamira Chaudhry
Division of Corporation Finance
U.S. Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington, DC 20549-3561

Re:       Form 10-K: For the Year Ended December 31, 2008
File No. 000-25244

Dear Ms. Chaudhry,

Based on your April 14, 2009 conversation with Hung Le, our Corporate Controller,  I want to thank you for extending us the courtesy to move the due date to May 22, 2009 to respond to the staff’s comment letter dated April 13, 2009. This extension will be quite helpful in light of our limited resources and the resulting time conflict with the preparation of our first quarter 2009 Form 10-Q.

We have since reviewed your comments and have already incorporated certain clarifications and disclosures into this coming quarterly filing.

Respectfully yours,

/s/ Rami S. Ramadan________
Rami S. Ramadan
President, Chief Executive Officer and
Chief Financial Officer

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